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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAINIER SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2955 – 80TH AVENUE SE, SUITE 202
(No. and Street)

MERCER ISLAND	**WA**	**98040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN MCCABE **425-732-6000**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN MCCABE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RAINIER SECURITIES, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

Drew Pastor
MY COMM. EXP. 08/20/2023
NOTARY PUBLIC
COMM. #209671
STATE OF WASHINGTON

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Rainier Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rainier Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rainier Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rainier Securities, LLC's management. Our responsibility is to express an opinion on Rainier Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rainier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Rainier Securities, LLC's financial statements. The supplemental information is the responsibility of Rainier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Rainier Securities, LLC's auditor since 2020.

Maitland, Florida

February 24, 2021

RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS	
Cash	$ 108,965
Accrued interest	161,813
Deposits with clearing organization	100,000
Securities owned	14,767,113
Prepaid expenses and other assets	59,291
Deposits	101,373
Right of Use Asset	118,595
	$ 15,417,150
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Loan payable to clearing organization	$ 9,517,127
Other amounts payable to clearing organization	25,234
Guaranteed payments and bonuses payable	92,557
401(k) contribution payable	139,812
Accrued expenses and other liabilities	95,252
Lease Liabilities-Right of Use Asset	122,791
Total liabilities	9,992,773
Members' equity	5,424,377
	$ 15,417,150

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

Revenue	
Net realized and unrealized gains on securities	$ 3,650,436
Interest and other income	594,734
	4,245,170
Expenses	
Guaranteed payments	989,240
Transaction settlement costs	787,522
Licenses, registrations, and taxes	106,024
Employee wages and payroll taxes	570,910
401(k) employer contributions	135,882
Data subscription	165,322
Professional fees	30,521
Rent	49,784
Interest	150,756
Office	16,592
Communications	10,190
Travel and entertainment	2,153
Depreciation	15,088
	3,029,984
Net income	**$ 1,215,186**

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

For the Year Ended December 31, 2020

Balance, December 31, 2019	$ 5,082,383
Net income	1,215,186
Distributions	(873,192)
Balance, December 31, 2020	$ 5,424,377

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$ 1,215,186
Adjustments to reconcile net income to net cash flows from operating activities	
Change in operating assets and liabilities	
Accrued interest	28,860
Securities owned	781,843
Prepaid expenses	39,212
Deposits	-
Loan payable to clearing organization	(1,122,707)
Other amounts payable to clearing organization	(20,120)
Guaranteed payments and bonuses payable	7,503
401(k) contribution payable	(2,888)
Accrued expense and other liabilities	(5,332)
Net cash flows from operating activities	921,557
Cash Flows from Financing Activity	
Distributions to members	(873,192)
Change in cash	48,365
Cash, beginning of year	60,600
Cash, end of year	$ 108,965
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 150,756
Initial recognition of lease right-of-use asset	$ 186,946

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or "LLC"), an owner's liability is generally limited to contributions made to the LLC. An LLC owner is referred to as a Member. The Company has four Members. All are involved in the Company's operations. The Company has appointed one Member to act as the Managing Member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organization

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain interest bearing deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The loan payable to the clearing organization bears interest at approximately the Federal funds rate plus 1.00% (resulting in a rate of 1.25% at December 31, 2020), and is secured by securities owned. There is no formal due date associated with this agreement. The balance of the loan was $9,517,127 as of December 31, 2020.

Furniture and Equipment

Furniture and equipment is stated at cost ($105,411) and has been fully depreciated using straight-line methods over estimated useful lives.

Revenue Recognition

In the ordinary course of business, the Company purchases Municipal and Corporate securities from other Dealers for its own account. The securities are then sold to other Dealers or to certain members of the Company and their related interests. The Company believes the performance obligation is satisfied on the trade date, because that is when the underlying financial instrument or purchaser is identified to the Company, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Net realized gains (losses) on securities are recorded using FIFO and represent the appreciation or depreciation in the fair value from the initial cost of the security upon sale.

Net unrealized gains (losses) represent the appreciation or depreciation in the fair value of investments during the year reported.

Fair Value Measurements

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of securities owned and securities sold, not yet purchased, was determined using Level 2 observable market inputs, within the fair value hierarchy, consisting of quoted values of similar securities as certain securities are not traded on a daily basis.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") guidance. This guidance provides a recognition threshold and a measurement

attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company believes it has no uncertain tax positions and none have been recorded for the year ended December 31, 2020. The Company's remaining open tax years subject to examination include the years ended December 31, 2017 and onwards.

Subsequent Events

The Company has evaluated additional subsequent events through the date these financial statements were issued, which was February 24, 2021, see Note 6. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its Financial Statements, other than distributions to its Members totaling $424,377 on January 15, 2021.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at December 31, 2020, are composed of:

Corporate debt securities	$ 5,276,846
Municipal debt securities	9,490,267
	$ 14,767,113

One issuer of corporate debt securities (issuing many different debt securities series) represents a total of 49% of the total corporate debt balance. Two states issuing municipal debt securities (comprised of many different debt securities series) represent 44% of the total municipal debt balance. During the year there were no transfers of levels.

There were no securities sold, and not yet purchased, as of December 31, 2020.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control

procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by investing in a diversified pool of issuers.

The Company's counterparty risk is minimized by trading primarily with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company makes guaranteed payments to all of its Members. Three of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. In addition to the guaranteed payments calculated based on the net trading profits, the Managing Member receives a salary of $50,000 per year. A fourth member (Chief Executive Officer) receives a salary of $100,000 per year. All payments are increased to cover FICA and Medicare taxes.

Note 5. Leases

The Company adopted ASU 2016-02, Leases on January 1, 2019 ("ASU 2016-02"). Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the remaining lease term exceeding one year. The Company used the modified retrospective approach to implement ASU 2016-02 and initially recognized a right-of-use asset and lease liability amounting to $186,946, by discounting the future lease payments to present value using a discount rate of 4% (the weighted average discount rate). The right-of-use asset and lease liability amounting to $118,595 and $122,791, are included in prepaid assets and other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition at December 31, 2020. The remaining term of the lease is 3.3 years (the weighted average remaining lease term).

The Company leases its office space under an operating lease that expires in April 2024. Rent and the related expense paid under this operating lease agreement for 2020 was $49,784. The lease payments are guaranteed by a member. The lease does not contain optional renewal periods. As of December 31, 2020, no impairment indicators were identified regarding the right-of-use asset. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2021	$	38,800
2022		40,055
2023		41,310
2024		13,805
Total Lease payments	$	133,970
Less: interest	$	(11,179)
Present value of lease liability	$	122,791

Note 6. Commitments and Contingencies

There are no commitments or contingencies as of December 31,2020, except Note 5.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2020, the required minimum net capital was $100,000. At December 31, 2020, the Company had computed net capital of $4,458,494, which was in excess of the required net capital level by $4,358,494. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.0801 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2020

COMPUTATION OF NET CAPITAL

Members' equity	$	5,424,377
Deductions		
Other assets		(59,291)
Haircuts on security positions		
Municipal debt securities		(529,059)
Corporate debt securities		(377,533)
Undue Concentration		-
Net capital		4,458,494
Minimum net capital		100,000
Excess net capital	$	4,358,494

COMPUTATION OF AGGREGATE INDEBTEDNESS

Guaranteed payments and bonuses payable	$	92,557
401(k) contribution payable		139,812
Other amounts payable to clearing organization		25,234
Accrued expenses and other liabilities (net of right-of-use asset)		99,448
Total aggregate indebtedness	$	357,051

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		8.01%
Ratio of aggregate indebtedness to net capital		

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA unaudited Focus Report as of December 31, 2020.

RAINIER SECURITIES, LLC

SCHEDULE II
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2020

With respect to the computation for Determination of Reserve Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15e3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Rainier Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rainier Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rainier Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Rainier Securities, LLC stated that Rainier Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rainier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rainier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 24, 2021

RAINIER SECURITIES, LLC
EXEMPTION REPORT - 2020

RAINIER SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers").This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R.§ 240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2020, without exception.

RAINIER SECURITIES, LLC

I, Kevin McCabe, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

By: Kevin McCabe, President

2-23-21

(Date)